UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 16, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quest Diagnostics Incorporated

File No. 001-12215 - CF#25097
_____

Quest Diagnostics Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 26, 2010.

Based on representations by Quest Diagnostics Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through December 10, 2010
Exhibit 10.2	through May 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel